UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

            Information to be included in statements filed pursuant
          to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                               (AMENDMENT NO. 2)*

                               ClickAction, Inc.
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   18681E107
                                 (CUSIP Number)


                                October 8, 2002
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [x] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Tail Wind Fund, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)    [ ]
        (b)    [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

               A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

               0

6.      SHARED VOTING POWER

           1,412,924

7.      SOLE DISPOSITIVE POWER

               0

8.      SHARED DISPOSITIVE POWER

           1,412,924

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,412,924

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*    [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               9.9%

12.     TYPE OF REPORTING PERSON*


               CO

     This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common Stock") of ClickAction, Inc. beneficially owned by the Reporting Person specified herein as of October 8, 2002 and amends and supplements the Schedule 13G (Amendment No. 1) dated February 14, 2002 filed by the Reporting Person (the "Schedule 13G"). Except as set forth herein, the
Schedule 13G is unmodified.



ITEM 4.        OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     In connection with the Merger Agreement entered into on October 8, 2002 between ClickAction, Inc. and infoUSA, Inc. ("infoUSA"), The Tail Wind Fund, Ltd. ("Tail Wind") entered into a Voting Agreement on October 8, 2002 with infoUSA, pursuant to which Tail Wind agreed to vote (or cause to be voted), and granted an irrevocable proxy to infoUSA to vote, its shares of Common Stock and its Preferred Shares (defined below) (i) in favor of the adoption and approval of the Merger Agreement and the merger, and (ii) against any other extraordinary transaction, such as another merger or business combination, liquidation, or other change of control of ClickAction or any subsidiary of ClickAction. The Voting Agreement generally provides that Tail Wind may not sell, transfer, assign, pledge or otherwise dispose of its shares. The Voting Agreement terminates on the earlier to occur of the closing of the merger and the termination of the Merger Agreement. References to, and the descriptions of, the Voting Agreement are qualified in their entirety by reference to the complete text of such agreement, which is filed as an exhibit to ClickAction's Form 8-K filed October 11, 2002.

        (a)    Amount beneficially owned:

                      1,412,924

     Subject to the Ownership Limitation (defined below), Tail Wind owns a total of 1,433,050 shares of Common Stock, which includes: (i) 542,311 shares of Common Stock held by Tail Wind, (ii) 733,496 shares of Common Stock into which Tail Wind's 3,000 shares of Series A 4% Cumulative Convertible Preferred Stock (the "Preferred Shares") of ClickAction, Inc. are convertible, and (iii) 157,243 shares of Common Stock into which warrants are exercisable).

     Each of the above calculations is determined as of October 8, 2002 based on a conversion price of the Preferred Shares equal to $4.09 and no accrued interest.

     In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Person's Preferred Shares and warrants are exercisable are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Person having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause the Reporting Person's beneficial ownership to exceed the Ownership Limitation.

     Therefore, in accordance with the Ownership Limitation, based upon 13,401,347 shares of Common Stock outstanding as of August 5, 2002 per ClickAction, Inc.'s Form 10-Q for the quarter ended June 30, 2002, Tail Wind beneficially owns 1,412,924 shares of Common Stock and disclaims beneficial ownership of 20,126 shares of Common Stock.

         (b)    Percent of class:

     Tail Wind's aggregate beneficial ownership of 1,412,924 shares of Common Stock constitutes 9.9% of all the outstanding shares of Common Stock, based upon 13,401,347 outstanding shares of Common Stock as of August 5, 2002.

        (c)    Number of shares as to which such person has:

               (i)         Sole power to vote or to direct the vote

                             Not applicable.

               (ii)        Shared power to vote or to direct the vote

                             1,412,924

              (iii)       Sole power to dispose or to direct the disposition of

                             Not applicable.

              (iv)    Shared power to dispose or to direct the disposition of

                                1,412,924


ITEM 10.   CERTIFICATION.

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: October 8, 2002                    THE TAIL WIND FUND, LTD.



                                    By:/s/ A. P. MacKellar
                                       ---------------------------------
                                            Andy P. MacKellar
                                            Director